SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 436 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 31 DECEMBER 2004

11. Date company informed

10 JANUARY 2004

12. Total holding following this notification

227,054,977 ORDINARY SHARES

41,678,847 AMERICAN DESPOSITARY RECEIPTS (representing 166,715,388 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

12.9%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

10 JANUARY 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,945,854

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

10,945,854

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,945,854 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE JV Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,925,060

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

2,925,060

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,925,060 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Executive Share Option Scheme 1993
(Options granted 1994 to 2000)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

12,958,273

5. Number of shares issued / allotted under scheme during period:

165,045

6. Balance under scheme not yet issued / allotted at end of period

12,793,228

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

24,776,492 between April 1996 and April 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Joint Venture SAYE Share Option Scheme 1998
(Options granted 1998 onwards)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,794,407

5. Number of shares issued / allotted under scheme during period:

1,464

6. Balance under scheme not yet issued / allotted at end of period

5,792,943

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,973,931 (Nov 1998 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Joint Venture Executive Share Option Scheme 1998
(Options granted 1998 to 2000)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

797,679

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

797,679

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

860,209 (Nov 1999 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS SAYE Share Option Scheme 1993
(Options granted to 2002)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48,220,769

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

48,220,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

84,028,260 (Dec 1994 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS All Employee Share Schemes
(Options granted 2002 onwards)

3. Period of return:

From 1 July 2004 To 31 December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,992,220

5. Number of shares issued / allotted under scheme during period:

21,235

6. Balance under scheme not yet issued / allotted at end of period

2,970,985

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,000,000 (5 December 2003)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,280,029

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature